Reg Technologies Inc.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Financial Statements

(Unaudited)

January 31, 2007

Reg Technologies Inc.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
(Unaudited)

	January 31,	April 30,
	2007	2006
	$	$
		(Audited)
ASSETS
Current Assets
Cash and cash equivalents	323,886	427,777
GST receivable	8,712	5,074
Prepaid expenses	61,742	67,205
Total Current Assets	394,340	500,056
Property and Equipment [Note 5]	12,545	–
Total Assets	406,885	500,056

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	41,979	78,168
Due to related parties [Note 6]	120,238	46,681
	162,217	124,849

Shareholders’ Equity
Share Capital [Note 3]	11,354,814	11,343,564
Contributed Surplus	687,420	553,067
Foreign Currency Translation Adjustments	(106,255)	39,977
Deficit	(11,691,311)	(11,561,401)
	244,668	375,207
	406,885	500,056

Commitments [Note 7]

Approved on behalf of the Board

"John Robertson" (signed)
John G. Robertson, Director

"Jennifer Lorette" (signed)
Jennifer Lorette, Director

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)
(Unaudited)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	January 31,	January 31,	January 31,	January 31,
	2007	2006	2007	2006
	$	$	$	$
Operating Expenses

Foreign exchange	(17,088)	16,986	(22,020)	15,916
General and administrative	588,842	404,729	1,149,807	1,381,779
Research and development	24,218	57,656	70,984	137,874
Operating Loss	(595,972)	(479,371)	(1,198,771)	(1,535,569)

Other Income
Gain on sale of subsidiary’s shares	28,119	58,420	618,151	113,516
Gain on issue by subsidiary of its own shares
outside the consolidated group	61,594	660,745	85,178	674,291
Interest	4,285	2	13,532	428
Non-controlling interest	181,546	465	352,000	867
Net Income (Loss) for the Period	(320,428)	240,261	(129,910)	(746,673)
Deficit - Beginning of Period	(11,370,883)	(12,272,471)	(11,561,401)	(11,285,743)
Deficit - End of Period	(11,691,311)	(12,032,210)	(11,691,311)	(12,032,210)

Basic Earnings (Loss) Per Share	(0.01)	(0.01)	(0.01)	(0.03)

Weighted Average Common Shares Outstanding	23,933,000	23,880,000	23,919,000	23,304,000

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	January 31,	January 31,	January 31,	January 31,
	2007	2006	2007	2006
	$	$	$	$
Operating Activities
Net loss	(320,428)	(240,261)	(129,910)	(746,468)
Items not involving cash

Stock-based compensation	84,895	5,682	105,484	95,448
Non-controlling interest	(181,546)	–	320,000	–
Gain on issue by subsidiary of its own shares	(61,594)	–	(85,178)
Donated services	–	51,900	–	155,700
Amortization	529	–	529	–
Gain on sale of subsidiary’s shares	(28,119)	–	(618,151)	–

Changes in non-cash working capital items

Amounts receivable	3,551	(3,575)	(498)	(3,177)
Prepaid expenses	92,194	147,451	76,722	(82,881)
Accounts payable and accrued liabilities	(39,470)	(7,786)	(38,785)	17,212
Net Cash Used In Operating Activities	(449,988)	(433,933)	(1,041,787)	(564,166)
Financing Activities
Shares issued	3,750	–	11,250	286,843
Advances from (to) related parties	25,908	(198,030)	41,235	110,503
Proceeds from subsidiary’s shares issued	219,837	–	272,979	–
Subscriptions received for shares of subsidiary	–	(232,495)	–	–
Net Cash Provided by (Used In) Financing
Activities	249,495	(430,525)	325,464	397,346

Investing Activities
Proceeds on sale of subsidiary’s shares	28,381	–	621,526	–
Purchase of property and equipment	(13,074)	–	(13,074)	–
Net Cash Provided by Investing Activities	15,307	–	608,452	–
Effect of Exchange Rate Changes on Cash	3,534	3,694	3,981	24,769
Increase (decrease) in Cash and Cash Equivalents	(181,652)	7,102	(103,890)	(142,051)
Cash and Cash Equivalents - Beginning of Period	505,539	17,581	427,777	166,734
Cash and Cash Equivalents - End of Period	323,887	24,683	323,887	24,683
Supplemental Disclosures
Interest paid	–	–	–	–
Income tax paid	–	–	–	–

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
January 31, 2007
(Expressed in Canadian dollars)
(Unaudited)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

Reg Technologies Inc. (the “Company”) is in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam™/Direct Charge Engine and other RandCam™ applications, such as compressors and pumps (the “Technology”). The worldwide marketing and intellectual rights, other than the U.S., are held by the Company, which owns approximately 6.3 million shares of REGI U.S., Inc. (“REGI”) (a U.S. public company). REGI owns the U.S. marketing and intellectual rights. The Company and REGI have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology.

The Company is still in the development stage. These financial statements have been prepared on the basis of a going-concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated any revenues from the sale or licensing of the Technology or related applications or achieved operational profitability since inception. The Company’s activities are in the development stage and additional costs for the further advancement and application diversification of the Technology must be incurred. There is substantial doubt as to the Company’s ability to generate revenues and to continue as a going-concern. The continuation of the Company as a going-concern is dependent on its ability to obtain financing and/or the attainment of revenues and profitable operations.

2.	INTERIM FINANCIAL STATEMENTS

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim financial statements have been prepared in accordance with the accounting principles and policies described in the Company’s annual financial statements for the year ended April 30, 2006, and should be read in conjunction with those statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the nine-month period ended January 31, 2007 are not necessarily indicative of the results that may be expected for the year ended April 30, 2007.

3.	SHARE CAPITAL

Authorized:

50,000,000	Common shares without par value
10,000,000	Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares
5,000,000	Class A non-voting shares without par value. Special rights and restrictions apply.

	Number of
Common shares issued:	Shares	Amount
Balance issued, April 30, 2006	24,116,431	11,387,049
Issued during the year:
Pursuant to the exercise of stock options	37,500	11,250
Balance, January 31, 2007	24,178,931	11,398,299
Less: treasury stock owned	(217,422)	(43,485)
Balance Issued and outstanding, January 31, 2007	23,936,509	11,354,814

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
January 31, 2007
(Expressed in Canadian dollars)
(Unaudited)

3.	SHARE CAPITAL (Continued)

	[a]	Escrowed shares

93,750 shares are held in escrow, the release of which is subject to the direction and determination of regulatory authorities.

	[b]	Treasury shares

At January 31, 2007, Rand owns 217,422 shares of the Company.

	[c]	Stock options

The Company has implemented a stock option plan (the "Plan") to be administered by the Board of Directors. Pursuant to the Plan, the Board of Directors has discretion to grant options for up to a maximum of 10% of the issued and outstanding common shares of the Company at the date the options are granted. The option price under each option shall be not less than the discounted market price on the grant date. The expiry date of an option shall be set by the Board of Directors at the time the option is awarded, and shall not be more than five years after the grant date. No more than 25% of an option may be exercised during any 90-day period during the term of the option; and each optionee is restricted from selling more than 25% of the shares that may be acquired upon exercise of an option during any 90-day period. Options granted to consultants engaged in investor relations activities will vest in stages over a minimum period of 12 months with no more than 25% of the options vesting in any three-month period.

On October 20, 2005, the Company granted 750,000 stock options to an officer exercisable at $0.30 per share, up to October 20, 2010. These options have the following vesting schedule:

[i] Up to 25% of the options may be exercised at any time during the term of the option, such initial exercise is referred to as the “First Exercise”.

[ii] The second 25% of the options may be exercised at any time after 90 days from the date of First Exercise, such second exercise is referred to as the “Second Exercise”.

[iii] The third 25% of the options may be exercised at any time after 90 days from the date of Second Exercise, such third exercise is referred to as the “Third Exercise”.

[iv] The fourth and final 25% of the options may be exercised at any time after 90 days from the date of the Third Exercise.

The following table summarizes activity under the Plan for the period ended January 31, 2007:

		Weighted
		average
	Number	exercise price
	of shares	$
Outstanding, April 30, 2006	1,168,750	0.27
Exercised	(37,500)	0.30
Outstanding, January 31, 2007	1,131,250	0.27

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
January 31, 2007
(Expressed in Canadian dollars)
(Unaudited)

3.	SHARE CAPITAL (Continued)

Additional information regarding options outstanding at January 31, 2007 and April 30, 2006 is as follows:

	Exercise
	Price	January 31,	April 30,
Expiry Date		$2007	2006

September 18, 2008	0.30	106,250	143,750
March 4, 2009	0.19	250,000	250,000
April 8, 2009	0.14	25,000	25,000
October 20, 2010	0.30	750,000	750,000

Options outstanding		1,131,250	1,168,750

Options exercisable		306,250	606,250

Weighted average price for options exercisable		$0.31	$0.25

The fair value of each option granted was estimated on the grant date using the Black-Scholes option pricing model and the weighted average fair value of stock options granted during the nine month period ended January 31, 2006 was $0.28.

The assumptions used in the option pricing model were as follows:

	Nine Months	Nine Months
	Ended	Ended
	January 31,	January 31,
	2007	2006

Expected dividend yield	–	0%
Risk-free interest rate	–	4.14%
Expected volatility	–	155%
Expected option life (in years)	–	3.0

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
January 31, 2007
(Expressed in Canadian dollars)
(Unaudited)

4.	SHARE CAPITAL ACTIVITY OF REGI U.S., INC.

The following table summarizes the share capital activities of REGI for the nine month periods ended January 31, 2006 and 2007:

	Number of	Amount
Common shares issued:	shares	US$
Balance, April 30, 2005	23,720,725	5,838,841
Stock issued for cash pursuant to:
Options exercised	125,000	30,625
Warrants exercised	406,400	142,240
Private placement	650,000	379,062

Balance, January 31, 2006	24,902,125	6,390,768

Balance, April 30, 2006	25,839,125	6,915,482
Shares issued for services	29,000	60,000
Stock issued for cash pursuant to:
Options exercised	192,250	49,938
Warrants exercised	110,833	88,666
Private placement	110,000	106,496
Balance, January 31, 2007	26,281,208	7,220,582

[a]	At January 31, 2007, the Company owned 3,320,000 shares.

[b]	At January 31, 2007, Rand owned 2,941,616 shares. The Company owns 51% of Rand.

[c]	A total of 1,131,250 shares are reserved for the exercise of stock options, exercisable at a weighted average price of US$0.38 per share with a weighted average remaining life of 11.72 years.

[d]	As at January 31, 2007, 718,667 share purchase warrants were outstanding. Each whole warrant may be exercised at a price of US$0.80 per share in the first year and $1 per share for the second year.

5.	PROPERTY AND EQUIPMENT

			January 31,	April 30,
			2007	2006
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	$	$	$	$

Computer hardware	4,225	234	3,991	–
Office furniture and equipment	8,849	295	8,554	–
	13,074	529	12,545	–

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
January 31, 2007
(Expressed in Canadian dollars)
(Unaudited)

6.	RELATED PARTY TRANSACTIONS

[a]

At January 31, 2007, the Company is indebted to related parties for an aggregate of $120,238 (April 30, 2006 - $46,681). The transactions are recorded at their exchange amounts, and the amounts owing are unsecured, non-interest bearing and due on demand. These companies are related due to the president of the Company controlling or significantly influencing these related companies.

[b]

The Company entered into an agreement with a professional law firm (the “Law Firm”) in which a partner of the firm is an officer and director of the Company. The Company agreed to pay a cash fee equal to 5% of any financings with parties introduced to the Company by the Law Firm. The Company also agreed to pay an equity fee equal to 5% of the equity issued by the Company to parties introduced by the Law Firm, in the form of options, warrants or common stock. During the nine month period ended January 31, 2007, $99,432 for legal services have been paid to the Law Firm.

	[c]	During the nine month period ended January 31, 2007, rent of $10,008 was paid to a company having common officers and directors.

	[d]	During the nine month period ended January 31, 2007, project management fees of $25,449 were paid to a company having common officers and directors.

[e]

During the nine month period ended January 31, 2007, administrative fees, public relations expenses, management fees and directors’ fees were paid to the officers, directors and companies controlled by officers and directors totalling $125,140 for services rendered.

[f]

On June 14, 2005, REGI entered into a consulting agreement with Clearvision Inc. (the “Consulting Agreement”) for the provision of MediaBlitz!® campaign services to REGI, in consideration for 500,000 shares of REGI’s common stock at an agreed value of $0.70, which represented the market value of the stock at the closing date. These shares were provided to Clearvision by an affiliate, JGR Petroleum Inc. (“JGR”), a private company controlled by the president of the Company. JGR then received a cash reimbursement of $350,000 in respect of this transaction.

The above noted transactions have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

7.	COMMITMENTS

	[a]	In connection with the acquisition of Rand, the Company has the following royalty obligations:

[i]

A participating royalty is to be paid to the inventor to a maximum amount of $10,000,000. The participating royalty is to be paid in minimum annual instalments of $50,000 per year beginning on the date the first revenues are derived from the license or sale of the patented technology and after shares are issued per the above. As part of the minimum payment, the Company is to pay 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

[ii]

Pursuant to a letter of understanding between the Company, REGI and REGI (collectively called the grantors) and West Virginia University Research Corporation (WVURC), the grantors have agreed that WVURC shall own 5% of all patented technology and will receive 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

[iii] 1% net profit royalty will be payable to a director on all U.S.-based sales.

[b]

On June 15, 2006, the Company entered into a lease agreement to lease office premises for the period of one year and the option to renew the lease for one additional term of three years, in consideration for $16,994 per year.